August 17, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           JNLNY Separate Account I (“Registrant”)
File Nos. 333-172873 and 811-08401
Withdrawal of Amendment to a Registration
Statement under the Securities Act of 1933

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant is respectfully requesting the withdrawal of Post-Effective Amendment No. 11 to the Registration Statement (File Nos. 333-172873 and 811-08401) filed on July 2, 2012 (Accession No. 0000927730-12-000411).

This request for withdrawal is being made consistent with discussions with the Securities and Exchange Commission staff.  No securities were sold in connection with the Amendment.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President
& Associate General Counsel

cc:           Mark A. Cowan
Joan E. Boros